From: John_Weber@frost.com [mailto:John_Weber@frost.com]
Sent: Friday, November 15, 2013 12:17 PM
To: Xuejun H Parsons
Cc: 'Xuejun Parsons'
Subject: RE: Frost & Sullivan Technology Innovation Award

Hello Dr. Parsons,

Absolutely! We will process and place this in our database next week.

When you are ready to license this please contact me and we can go over your needs.

I do have some flexibility to create a smaller licensing package to help you in getting the word out.

If this is something you are interested in let me know.

Have a great weekend!

Regards,

John

John L. Weber | Strategic Account Manager, Intellectual Property & Licensing, North America | Best Practices | Frost & Sullivan
jweber@frost.com | P: 210.247.2494 | M: 210.348.1000 | F: 210.348.1003 | www.frost.com

"50 Years of Growth, Innovation and Leadership"

From: "Xuejun H Parsons" <parsons@SDRMI.org>
To: <John_Weber@frost.com>,
Cc: "'Xuejun Parsons'" <parsons@xcelthera.com>, "'Xuejun H Parsons'" <parsons@SDRMI.org>
Date: 11/15/2013 02:08 PM
Subject: RE: Frost & Sullivan Technology Innovation Award

Dear John,

The company is in the process of filing confidential draft S1 and plan IPO early next year. We also offer series A convertible preferred stock to investors right now to raise funds and help the IPO process, through equity crowdfunding to accredited investors (see our website). We are very pleased with your analysis and wish to license your information very much, but may not be able to do it right now. We are comfortable to have you announce this award within your network and investors right now, and hope to license this information after we raise substantial private funds or our IPO, if it's ok with you.

Best,

Jun

Xuejun H Parsons, PhD,
President, San Diego Regenerative Medicine Institute, Website: http://www.SDRMI.org
Founder & CEO, Xcelthera, Website: http://www.xcelthera.com
Founder, California Consortium for Regenerative Medicine Startup
Contact: parsons@SDRMI.org & parsons@xcelthera.com & 858-243-2046



Human Stem Cells — Key to Regeneration
Stem Cell Therapy — Unleashing the Power of Life Sciences

From: John_Weber@frost.com [mailto:John_Weber@frost.com]
Sent: Friday, November 15, 2013 11:07 AM
To: Xuejun H Parsons
Cc: 'Xuejun Parsons'
Subject: RE: Frost & Sullivan Technology Innovation Award

Hello Dr. Parsons,

Thank you for sending over your confirmation on the Award text. We will finalize it here.

What was your decision on licensing this information?

Regards,

John

John L. Weber | Strategic Account Manager, Intellectual Property & Licensing, North America | Best Practices | Frost & Sullivan
jweber@frost.com | P: 210.247.2494 | M: 210.348.1000 | F: 210.348.1003 | www.frost.com

"50 Years of Growth, Innovation and Leadership"

From:	"Xuejun H Parsons" <parsons@SDRMI.org>
To:	<John_Weber@frost.com>,
Cc:	"'Xuejun H Parsons'" <parsons@SDRMI.org>, "'Xuejun Parsons'" <parsons@xcelthera.com>
Date:	11/13/2013 05:23 PM
Subject:	RE: Frost & Sullivan Technology Innovation Award

Dear John,

We feel very much honored for Xcelthera, Inc. to be selected as the recipient of the 2013 Frost & Sullivan Technology Innovation Award. We believe your independent analysis is fair and consistent with our view, and this prestigious recognition will increase the exposure of our breakthrough stem cell technology to North American Stem Cell Technology Market and investors, and help driving clinical translation of hESC research innovations for unmet medical challenges and the advance of medicine. I did not find anything need to be changed in the report. Thanks for your award.

Sincerely,

Xuejun H Parsons, PhD,
President, San Diego Regenerative Medicine Institute, Website: http://www.SDRMI.org
Founder & CEO, Xcelthera, Website: http://www.xcelthera.com
Founder, California Consortium for Regenerative Medicine Startup
Contact: parsons@SDRMI.org & parsons@xcelthera.com & 858-243-2046



Human Stem Cells — Key to Regeneration
  Stem Cell Therapy — Unleashing the Power of Life Sciences

From: John_Weber@frost.com [mailto:John_Weber@frost.com]
Sent: Tuesday, November 12, 2013 1:46 PM
To: parsons@xcelthera.com
Cc: parsons@SDRMI.org
Subject: Frost & Sullivan Technology Innovation Award

Hello Dr. Parsons,

We are pleased to announce that Xcelthera, Inc. is the recipient of the 2013 Frost & Sullivan Technology Innovation Award. This prestigious recognition is based on an extensive and independent Frost & Sullivan competitive analysis of the
North American Stem Cell Technologies Market.

Below you will find the 4 action items around the Award:

1. Review of the Best Practices Report
The attached Best Practices report is based on in-depth interviews and primary market analysis, which has been fully funded and conducted by Frost & Sullivan's industry analyst team. The report will be posted on Frost.com for our subscription clients.

As a professional courtesy, your team has the opportunity to conduct an internal review for accuracy. If you would like to suggest any edits to the report's content, please submit within 3 business days (see attached Word doc)

2. Licensing Packages for External Promotion
Please note that the report and enclosed information are Frost & Sullivan intellectual property and a piece of our copyrighted research portfolio. Any public distribution or external announcements around the Frost & Sullivan Award or research findings in press releases, website postings, social media, or print fall under our corporate licensing agreement.

To obtain maximum exposure for the Award we provide promotional support with the licensing agreement.
I've attached the relevant licensing packages in the PDF file below.

3. Awards Banquet
Frost & Sullivan will be hosting our annual Excellence Best Practices Awards Ceremony January 14, 2014
in New Orleans. Reserve tables for your executive team to attend this black tie event are included in the
licensing packages.

http://www.frost.com/prod/servlet/our-services-page.pag?sid=287139561

4. Examples of External Promotion
Attached are the ads / marketing pieces touting the previous Frost & Sullivan Cytomedix, Athersys and
Plasticell Awards, along with a link to the multimedia press release announcing the Mayo Clinic Award.

http://www.cytomedix.com/Portals/121782/docs/cmxi%20f&s%20award%20011413%20final.pdf

http://www.athersys.com/releasedetail.cfm?releaseid=343735

http://www.plasticell.co.uk/category/news/

Mayo Clinic Analyst Commentary Video:
http://news.mayomedicallaboratories.com/2012/08/17/frost-sullivan-highlights-mayo-medical-laboratories-
award-in-video-press-release-video/

For more information on the Frost & Sullivan Best Practices Award go to:
http://www.frost.com/prod/servlet/meawards.pag

Congratulations to your team at Xcelthera!

Best Regards,

John

John L. Weber | Global Strategic Account Manager |Copyrights & Licensing | Best
Practices | Frost & Sullivan jweber@frost.com | P: 210.247.2494 | F: 210.348.1003 |
Twitter: @Frost_Sullivan | www.frost.com
"50 Years of Growth, Innovation and Leadership"

Frost & Sullivan

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Frost & Sullivan

Frost & Sullivan, the Growth Partnership Company, enables clients to accelerate growth and achieve best in class positions in growth, innovation and leadership. The company's Growth Partnership Service provides the CEO and the CEO's Growth Team with disciplined research and best practice models to drive the generation, evaluation and implementation of powerful growth strategies. Frost & Sullivan leverages over 50 years of experience in partnering with Global 1000 companies, emerging businesses and the investment community from more than 40 offices on six continents. To join our Growth Partnership, please visit http://www.frost.com.

This email, its content and any files transmitted with it are intended solely for the addressee(s) and may be legally privileged and/or confidential. If you are not the intended recipient please delete and contact the sender by return. Messages sent via this medium may be subject to delays, non-delivery and unauthorized alteration. This email has been prepared using information believed by the author to be reliable and accurate, but Frost & Sullivan makes no warranty as to accuracy or completeness. In particular, Frost & Sullivan does not accept responsibility for changes made to this email after it was sent. Any opinions or recommendations expressed herein are solely those of the author. They may be subject to change without notice.

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